Exhibit 16.1

June 1, 2021

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Kyto Technology & Life Sciences, Inc. (the “Company”). We reported on the consolidated financial statements of the Company as of and for the fiscal years ended March 31, 2020 and 2019. On May 26, 2021, we notified the Company that RBSM LLP would not stand for reappointment as principal auditor for the Company and that the auditor-client relationship with RBSM LLP would cease as of May 26, 2021.

We have read the statements made by the Company under Item 4.01 of its Form 8-K dated May 26, 2021. We agree with the statements concerning our Firm in such Form 8-K; we are not in a position to agree or disagree with other statements of Kyto Technology & Life Sciences, Inc.

Very truly yours,

/s/ RBSM LLP

RBSM LLP